Mail Stop 3561

      November 30, 2005

Lavi Krasney
Chief Executive Officer
Cdoor Corp.
20A Rehov Sharei Torah
Bayit Vegan, Jerusalem 96387

	Re: 	Cdoor Corp.
Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 16, 2005
		File No. 333-128399

Dear Mr. Krasney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note your response to comment 3 in our letter dated October
13,
2005. Please revise the table to indicate that you may receive no proceeds from this offering.
2. We note your response to comment 6 in our letter dated October
13,
2005. Your disclosure indicates that you are a development stage company established, with no operations, no revenues, and no significant assets. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with
Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

Dilution, page 14
3. Your dilution table presents gross proceeds under the "Assumed
Net
Proceeds Raised Under Offering" heading. Please revise your dilution table to present the net proceeds you expect to receive in the offering.
4. We have reviewed your response to comment 11 in our letter dated
October 13, 2005 and still are unclear how you calculated the amounts in the line item "Pro forma net tangible book value after the offering." Under the 100% offering scenario, for example, it appears that your net tangible book value would be approximately $39,000 after application of the $89,000 net proceeds, resulting in a per-share book value of $0.0131. Please revise or show us your computations.

Management`s Discussion and Analysis or Plan of Operation, page 17
5. As requested by comment 8 in our letter dated October 13, 2005, please revise your plan of operation discussion under each offering scenario to indicate how the net proceeds of the offering will be utilized. Under the 25% offering scenario, for example, you will receive net proceeds of $14,000, as opposed to $25,000.
6. Within the 25% and 50% offering scenario discussions you indicate that you will need additional funds in order to market and begin selling your product. Since you will not be able to generate revenue under those scenarios unless you raise additional funds, please disclose the funding sources you intend to utilize under those scenarios and the potential consequences of not obtaining the requisite additional funding.
7. Within the 50%, 75%, and 100% offering scenario discussions you indicate that the net proceeds received will approximate the amount you will receive "if we raised twenty-five percent of the funds we are hoping to raise in this offering." Please revise the "twenty-five percent" language to reflect the appropriate offering scenario.

Plan of Distribution, page 25
8. We note your response to comment 24 in our letter dated October 13, 2005. Please discuss whether you considered your recent private placements in determining the offering price for your securities.




Financial Statements for the Nine Months Ended September 30, 2005
and
Cumulative From Inception (November 18, 2004) Through September
30,
2005

Statements of Cash Flows, page 3
9. We note that you present an ending cash balance at September
30,
2005 of $242. Please revise your statement of cash flows to present the change in the bank overdraft line item as a financing activity.

Financial Statements for the Period From November 18, 2004 (Date of
Inception) Through December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1
10. We note that your auditor, SF Partnership, is located in Toronto,
Canada. Since your principal place of business is located in Israel, please tell us how the audit of your company was conducted, including whether your auditor performed all the required audit procedures within Canada or whether a portion of the audit was conducted by an affiliate of your Canadian auditor within Israel. Also tell us the substantive reasons that you engaged a Canadian auditor, as opposed to a U.S. public accounting firm, to serve as your principal auditor.
In this regard, please note that, in accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant, that is not a foreign private issuer, should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

2.  Summary of Significant Accounting Policies, page 7
11. We have reviewed your response to comment 30 in our letter dated
October 13, 2005 and reissue our comment. Please explicitly tell us whether you use the U.S. dollar, Israeli shekel, or some other currency as your functional currency and the reasons for your determination. In this regard, you should provide us a description of your primary economic environment as that term is used in paragraph 39 of SFAS no. 52. If your functional currency is not the
U.S. dollar, please disclose comprehensive income and its components, including foreign currency translation adjustments, or tell us why no such disclosure is necessary. See paragraphs 14 and 22-25 of SFAS 130.




*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume at (202) 551-3254, or James Allegretto, Accounting Branch Chief, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-
3317, Ellie Quarles, Special Counsel at (202) 551-3238, or me at
(202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael S. Krome, Esq.
	Fax:  (631) 737-8382



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Lavi Krasney
Cdoor Corp.
November 30, 2005
Page 1